FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorised Capital

CNPJ/MF nº 47.508.411/0001‐56

NIRE 35.300.089.901

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON MARCH 13TH, 2013

1.              DATE, TIME AND PLACE: On the 13th of March, 2013, at 2:00 p.m., at the registered offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.              CONDUCTION OF THE MEETING: Chairman: Abilio dos Santos Diniz; Secretary: Julian Fonseca Peña Chediak.

3.              CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company’s Charter. All board members were present.

4.              AGENDA: (i) Approval of the Management Proposal for the profits distribution for the fiscal year ended on the 31st of December, 2012; (ii)  approval of the Capital Budget; (iii)  establishment of the global annual compensation for the managers (Board of Executive Officers, Board of Directors and assistant committees) and for the Fiscal Council; (iv)  approval of the Management Proposal for the 2013 Investment Plan; (v)  approval of the Management Proposal for the capital increase with the capitalization of a special premium reserve; (vi) approval of the MD&A (Management Discussion and Analysis); and (vii)  call notice for the Company’s Annual and Extraordinary General Shareholders’ Meeting.

5.              RESOLUTIONS:  As the meeting was commenced, the Board members discussed the issues comprised in the agenda and unanimously approved the following resolutions:

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5.1.        To approve the Management Proposal for the profits distribution for the fiscal year ended in 2012, to be submitted to the shareholders in the Annual and Extraordinary General Shareholders Meeting.

5.2.        To approve the Company’s Capital Budget, to be submitted to the shareholders in the Annual and Extraordinary General Shareholders Meeting.

5.3.        To approve the proposal to be submitted to the shareholders in the Annual and Extraordinary General Shareholders Meeting for the global annual compensation for the managers and for the Fiscal Council, in case the shareholders require its installation, to be paid in 2013, which, if approved by the Annual and Extraordinary General Shareholders Meeting, shall be divided as follows: (i) six million, five hundred and eighty five thousand and six hundred Brazilian Reais (R$ 6,585,600.00) to be paid to the Company’s Board of Directors; (ii) thirty three million, eight hundred and fifty seven thousand, one hundred sixty one Brazilian Reais and ninety one cents (R$ 33,857,161.91) to be paid to the Company’s Board of Officers; and (iii) five hundred and four thousand Brazilian reais (R$ 504,000.00) to be paid to the Fiscal Council, in case the shareholders require its installation, as disclosed in item 13 of the Company’s Reference Form (Formulário de Referência).

5.4.        To approve the Management Proposal for the Company’s Investment Plan for the fiscal year of 2013, to be submitted to the shareholders in the Annual and Extraordinary General Shareholders Meeting.

5.5.        To approve the Management Proposal for the increase of the Company’s capital stock by means of capitalization of the goodwill special reserve.

5.6.        To approve the management’s discussion and analysis about Company’s financial situation, according to item 10 of the Reference Form, pursuant to Instruction 480/2009 and Instruction 481/2009 issued by the Brazilian Securities and Exchange Commission (“CVM”), authorizing the disclosure of the above‐mentioned document for the purposes of the Annual Shareholders Meeting, pursuant to Article 3, III, of CVM Instruction 481/2009.

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5.7.        To approve the call notice for the Company’s Annual and Extraordinary Shareholders Meeting to be held on the 17th of April, 2013, which agenda shall be the proposals herein approved.

6.              APPROVAL AND SUBMISSION OF MINUTES: Having nothing to discuss further, the proceedings were adjourned and these minutes were prepared. Once the proceedings were resumed, these minutes were read and approved, all the attending Board members having signed them. São Paulo, March 13th, 2013. Signatures: Chairman – Abilio dos Santos Diniz; Secretary – Julian Fonseca Peña Chediak. Abilio dos Santos Diniz, Arnaud Strasser, Jean Charles Henri Naouri, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Ulisses Kameyama, Eleazar de Carvalho Filho, Roberto Oliveira de Lima, Luiz Augusto de Castro Neves, Luiz Fernando Figueiredo, Claudio Eugenio Stiller Galeazzi, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira and Fábio Schvartsman. I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Julian Fonseca Peña Chediak

Secretary

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 15, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.